As filed with the Securities and Exchange Commission on July 31, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The New Germany Fund, Inc.

(Name of Subject Company (Issuer))

The New Germany Fund, Inc.

(Name of Filing Person (Offeror))

COMMON STOCK,

$0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

644465106

(CUSIP Number of Class of Securities)

John Millette

Secretary

The New Germany Fund, Inc.

c/o Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

(617) 295-2572

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Donald R. Crawshaw, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$16,509,190.20(a)	$2,251.85(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 801,417 shares in the offer, based upon a price of $20.60 (98% of the net asset value per share of $21.02 on July 29, 2013).
(b)	Calculated as $136.40 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by The New Germany Fund, Inc., a diversified, closed-end management investment company incorporated under the laws of the State of Maryland (the “Fund”), to repurchase for cash up to 801,417 of the Fund’s issued and outstanding shares of common stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Repurchase, dated July 31, 2013, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Repurchase”), which are filed as exhibits to this Schedule TO. The price to be paid for the shares is an amount equal to 98% of the Fund’s net asset value (“NAV”) per share (that is, the value of the Fund’s assets minus its liabilities, divided by the number of shares outstanding) as determined by the Fund on the next business day following the expiration date of the tender offer, or such later date to which the offer is extended. The Fund normally calculates its NAV per share at 11:30 a.m. New York time on each day that the New York Stock Exchange is open for trading.

Items 1 through 9 and Item 11.

The information in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE NEW GERMANY FUND, INC.

By:	/s/ Melinda Morrow
	Name:	Melinda Morrow
	Title:	Vice President

Dated: July 31, 2013

Exhibit List

(a)(1)(i)	Offer to Repurchase, dated July 31, 2013.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Text of Letter to Stockholders of the Fund dated July 31, 2013.

(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)	Press Release issued by the Fund dated July 31, 2013.

(b)-(h)	Not applicable.